SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of January 2016

SANTANDER UK GROUP HOLDINGS PLC

(Translation of registrant’s name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK GROUP HOLDINGS PLC

Dated: 27 January 2016	By	/s/ Shaun Coles
(Authorised Signatory)

Santander UK Group Holdings plc

Quarterly Management Statement for the year ended 31 December 2015

The information contained in this Quarterly Management Statement and in the Appendices is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

This statement provides a summary of the unaudited business and financial trends for the year ended 31 December 2015 for Santander UK Group Holdings plc and its subsidiaries (‘Santander UK’), including its principal subsidiary Santander UK plc. Unless otherwise stated, references to Santander UK and other general statements refer to the business results of the same period in 2014.

Supplementary information for Santander UK plc, Santander UK Group Holdings plc’s principal subsidiary, is included in Appendix 3.

Contacts
Bojana Flint	Head of Investor Relations	020 7756 6474
Andy Smith	Head of Media Relations	020 7756 4212
For more information:	www.aboutsantander.co.uk	ir@santander.co.uk

2015 profit before tax of £1,342m underpinned by strong business momentum

One million new 1|2|3 World customers and lending to UK companies up 10% in 2015

“I am pleased to report solid results for 2015, underpinned by strong business flows, significantly lower loan loss provisions and growth in net interest income. We had net lending growth across all three customer business segments, with an improved NPL ratio of 1.54% and a Banking NIM of 1.83%.

In 2015, we have seen further growth in our 1|2|3 World customer numbers and a significant improvement in retail customer satisfaction. Our strong support for UK companies was sustained with lending up 10%, despite a still subdued and increasingly competitive market. Alongside this, net mortgage lending increased by £2.7bn, with a retention rate of c.80%. With CET 1 ratio of 11.6% and leverage ratio of 4.0%, our capital strength was clearly demonstrated in the latest PRA stress test results, with regulatory thresholds comfortably exceeded.

We have provided £450m in response to the recent FCA consultation paper on PPI and the Plevin case. This charge represents our current best estimate of the remaining redress and costs, notwithstanding the ongoing nature of the consultation. Excluding the £450m charge, adjusted profit before tax was £1,792m, up 20% year-on-year, with strong business momentum. In terms of Banking Reform, we are close to submitting our near final plans on ring-fencing and remain in constructive dialogue with the PRA.

We anticipate that the UK economy will remain supportive of our business in 2016, but are mindful of the recent market volatility from macro / geopolitical factors, and that our future earnings will be impacted by the bank corporation tax surcharge and increasing pressure on asset margins.

Our purpose is to help people and businesses prosper – becoming a bank that is Simple, Personal and Fair. Building upon the strong foundations already in place, we are well positioned as a full service scale challenger to deliver on our 2018 strategy and continue to give value to customers.”

Nathan Bostock, Chief Executive Officer

Income statement highlights [1]	FY’15 £m	FY’14 [2] £m
Net interest income	3,575	3,434
Non-interest income	998	1,036
Operating expenses before impairment losses, provisions and charges	(2,403)	(2,397)
Impairment losses on loans and advances	(66)	(258)
Provisions for other liabilities and charges	(762)	(416)
- of which Payment Protection Insurance (‘PPI’)	(450)	(95)

Profit before tax	1,342	1,399

Adjusted profit before tax [1]	1,792	1,494

Balance sheet highlights	31.12.15 £bn	31.12.14 £bn
Customer loans	198.6	190.7
- of which mortgages	152.8	150.1
- of which corporates	26.4	23.9
Customer deposits	162.3	152.4
Loan-to-deposit ratio (‘LDR’)	121%	124%
CET 1 capital ratio [3]	11.6%	11.9%
PRA end point Tier 1 leverage ratio [3]	4.0%	3.8%

1.	See Appendix 1 for notes and definitions.
2.	See Appendix 1 for details of specific gains, expenses and charges in 2014.
3.	2015 CET 1 capital ratio and PRA end point Tier 1 leverage ratio excluding £450m PPI provision charge would have been 11.9% and 4.1%, respectively. See Appendix 1 for detail on the adjusted figures and ratios for 2015 and 2014.

2015 business and financial highlights 1

•	Growth in retail current account balances continued, now up to £53.2bn, with 1|2|3 World products continuing to offer significant value.

•	Strong retail customer satisfaction with significant improvement in 2015. [2]

•	Lending growth in all customer business segments, with £2.7bn net mortgage lending and £2.5bn net to UK companies.

•	Improved LDR of 121%, through reduced customer funding gap.

•	Good progress in Commercial Banking with new facilities up 14% and 22% increase in non-interest income.

•	Continuing development of complementary service and product range in Global Corporate Banking.

•	Operational efficiency absorbing ongoing investment, with digitalisation and product simplification supporting cost discipline.

•	Improved NPL ratio of 1.54%, from 1.80%, driven by robust credit quality in all loan books.

•	RoTE of 8.2% (12.0% excluding £450m PPI provision charge) impacted adversely by PPI charge and offsetting strong business momentum.

•	CET 1 capital ratio of 11.6% (11.9% excluding £450m PPI provision charge) and improved leverage ratio of 4.0% (4.1% excluding £450m PPI provision charge).

•	Well executed capital and funding plan, with good progress towards meeting any TLAC/MREL requirements when they fall due; recognised externally in mid-January 2016 by S&P’s outlook upgrade to stable.

Q4’15 income statement highlights [1]	Q4’15 £m	Q3’15 £m
Net interest income	900	892
Non-interest income	244	254
Operating expenses before impairment losses, provisions and charges	(604)	(598)
Impairment (losses) / releases on loans and advances	(14)	5
Provisions for other liabilities and charges	(608)	(57)
- of which PPI	(450)	—

Profit / (loss) before tax	(82)	496

Q4’15 business and financial highlights

•	Net interest income growth driven by strong asset flows, with Banking NIM of 1.80%, flat quarter-on-quarter.

•	Loan growth funded through strong increase in retail and commercial deposits, up £1.1bn and £1.3bn respectively.

•	Cost efficiency maintained, with operating expenses broadly flat for five consecutive quarters.

•	Continued improvement in credit quality with NPL ratio down 5bps to 1.54%.

•	£450m PPI provision charge had an adverse impact on profitability and returns, obscuring underlying momentum from the business transformation executed over the last three years.

1.	See Appendix 1 for notes and definitions, and detail on the adjusted figures and ratios for 2015 and 2014.
2.	Customer satisfaction as measured by the Financial Research Survey (‘FRS’) run by GfK. See Appendix 1 for full definition.

Well executed 2013-15 strategy 1

The 2015 commitments were established at the end of 2012, when we began the transformation from a combination of three legacy building societies into a leading commercial franchise.

Although we have successfully delivered on most of our 2015 commitments, we have not completed our journey to become a fully customer focused and better diversified bank. 2018 strategic priorities and targets, as announced at the 2015 Banco Santander Investor Day, are outlined on the following page.

1. Loyal and satisfied retail customers	2015 target	31.12.15	31.12.12
Loyal customers	4 million	3.7 million	2.2 million
1|2|3 World customers	4 million	4.6 million	1.3 million
Customer satisfaction, Financial Research Survey (‘FRS’)	Top 3	62.9%	54.2%
(average of 3 highest performing peers)		(62.0%)	(60.5%)

•	Our retail franchise has been increasingly recognised for value, innovation and leading service, and we have seen a strong turnaround in customer satisfaction, with a 9pp improvement from end 2012.

•	Our Retail Banking business was transformed through the 1|2|3 World proposition with significantly reduced customer attrition and much improved primacy. We have more than tripled our 1|2|3 World customer base from 1.3 million in 2012 to 4.6 million customers today and in the same timeframe also nearly doubled loyal customers.

•	Further improvement in customer satisfaction along with the significant potential for deepening loyalty remain at the heart of our plans.

2. ‘Bank of Choice’ for UK companies	2015 target	31.12.15		31.12.12
Corporate loans percentage of total customer loans	20%	13%		10%
(Total lending to corporates)		(£26.4bn	)	(£19.6bn	)

•	Over the last three years we have built a corporate bank from the bottom up, with significant progress towards a full corporate and commercial proposition, with a unique international proposition. We now have an extensive product suite, client-centric infrastructure, with 726 Relationship Managers and 70 Corporate Business Centres, firmly establishing us as the only full service scale challenger.

•	Since 2012, we have delivered significant lending growth with double-digit compound rate, despite prolonged market contraction. However as previously stated, we did not want to compromise our prudent risk management and return objectives to achieve our 20% target.

•	With the investment now complete in Commercial Banking, we will continue to focus on customer satisfaction and loyalty, build productivity across our platform and utilise our expanded footprint.

3. Consistent profitability and a strong balance sheet	2015 target		31.12.15		31.12.12
Return on tangible equity (‘RoTE’)	13% - 15%		8.2	% [2]	9.1%
Cost-to-income ratio (‘CIR’)	< 50%		53%		45	% [3]
CET 1 capital ratio	> 10.5%	[4]	11.6	% [5]	11.1%
Loan-to-deposit ratio	< 125%		121%		129%
Non-performing loan (‘NPL’) ratio	ratio maintained		1.54%		2.16%
Dividend payout ratio	50%		50%		51%

•	Since the end of 2012, we remained consistently profitable, maintained a 50% dividend payout ratio, strong capital position and conservative risk profile, delivering on most of our 2015 financial KPIs.

Our returns, however, have been negatively impacted by the higher levels of capital we are now required to hold, causing us to miss our 2015 target range of 13%-15%.

•	Operational efficiency and cost discipline has enabled the significant investment in business growth to be largely absorbed. However, fee income pressures and higher regulatory compliance and project costs have adversely impacted our CIR. Credit quality improved substantially, supported by both our conservative risk profile and favourable economic environment.

•	Consistent and growing profitability coinciding with an improvement in operational efficiency is central to our strategy as we continue to invest and grow.

1.	See Appendix 1 for notes and definitions.
2.	RoTE excluding £450m PPI provision charge would have been 12.0%. See Appendix 1.
3.	2012 CIR includes a gain of £705m from the capital management exercise. Excluding this gain CIR would have been 53%.
4.	Target recalibrated to c.12% by 2018 in September 2015, based on the current known end-point CET 1 regulatory requirements.
5.	CET 1 capital ratio excluding £450m PPI provision charge would have been 11.9%. See Appendix 1.

Our ambitious but realistic commitments for 2016-18 1

The evolution of our proven and successful strategy is set in the context of the major forces shaping the UK banking market. Our focus for the next three years will be centred on three strategic goals:

•	Continue to improve customer loyalty and deepen relationships;

•	Focus on operational and digital excellence; and

•	Maintain focus on growing profitability and a strong balance sheet.

The key behind our success will be the focus on our people and behaviours, while delivering a culture of Simple, Personal and Fair, and being deeply engaged in the communities in which we operate.

Our 2018 targets, in line with our aim to be the best bank for all our stakeholders, are outlined below:

People	2018 target	31.12.15
Colleague engagement	Top 3 UK Bank	N/A

•	We believe a highly motivated and engaged workforce provides the best customer service. We intend to measure employee engagement internally, and against external benchmarks through the period, in order to achieve top three UK bank status by 2018.

Customers	2018 target		31.12.15
Loyal retail customers (million)	4.7		3.7
Loyal SME and Corporate customers	308,000		266,000
Retail customer satisfaction and advocacy (‘FRS’)	Top 3		Top 3
Digital customers (million)	6.5		3.7
Net fee and commission income CAGR	5% - 10%	[2]	N/A

•	We will leverage the existing opportunity of 14 million active customers and grow loyalty through our standout products such as 1|2|3 World, with leading technology and analytics, and a full service offering now in place in Commercial Banking.

•	Customer satisfaction and advocacy remains central to the success of our strategy going forward. With further improvements at the heart of our plans, we will continue to actively monitor retail customer satisfaction, always aiming higher.

•	With a relentless focus on our digital proposition, we are aiming to almost double our online and mobile customer base by 2018.

•	We see opportunities to drive fee income growth across all our customer business segments and are confident that with a full service retail and commercial product offering we can generate annual fee income growth of between 5% and 10%. We will report on our progress on an annual basis.

Shareholders	2018 target	31.12.15
Return on Tangible Equity (‘RoTE’)	12% - 14%	8.2	% [3]
Cost-to-income ratio (‘CIR’)	< 50%	53%
CET 1 capital ratio	c.12%	11.6	% [4]
Non-performing loan (‘NPL’) ratio	< 1.50%	1.54%
Dividend payout ratio	50%	50%

•	In a period of significant regulatory change and some uncertainty, we aim to deliver an RoTE of 12% to 14%, well above our estimated cost of equity. We aim to achieve this through business growth with deeper customer relationships, leveraging the scalable platform we already have in place.

•	We will maintain our 50% dividend policy, operate with a CET 1 capital ratio of c.12%, and target a CIR of below 50% as we capture further operational and digitalisation efficiencies.

Communities	2018 target		31.12.15
People supported	600,000	[5]	N/A

•	We provide support to communities around the UK because we believe it helps us to build a better business. Through our flagship Discovery project, launched in December 2015, we will support 600,000 people with a wide range of initiatives such as scholarships, internships, workshops, grants and other events to equip our communities with the ability and confidence to make the most of their future.

1.	See Appendix 1 for notes and definitions.
2.	Measured between FY’15 and FY’18. Compound annual growth rate (‘CAGR’).
3.	RoTE excluding £450m PPI provision charge would have been 12.0%. See Appendix 1.
4.	CET 1 capital ratio excluding £450m PPI provision charge would have been 11.9%. See Appendix 1.
5.	Cumulative from 2016 to 2018. This KPI will be reported on an annual basis.

Summarised consolidated income statement [1]	FY’15 £m	FY’14 [2] £m	Change %
Net interest income	3,575	3,434	4
Non-interest income [3]	998	1,036	(4)

Total operating income	4,573	4,470	2

Operating expenses before impairment losses, provisions and charges	(2,403)	(2,397)	—

Impairment losses on loans and advances	(66)	(258)	(74)
Provisions for other liabilities and charges	(762)	(416)	83
- of which PPI	(450)	(95)	374

Total operating impairment losses, provisions and charges	(828)	(674)	23

Profit before tax	1,342	1,399	(4)

Tax on profit	(380)	(289)	31

Profit after tax for the year	962	1,110	(13)

2015 compared with 2014

Total operating income

•	Net interest income was 4% higher at £3,575m, driven by liability margin improvement and increased retail and corporate lending. Banking NIM remained broadly flat at 1.83%.

•	Non-interest income was 4% lower, with a reduction in Retail Banking net banking fees. This was partially offset by higher international payment income, banking and lending fees in Commercial Banking, and revenues from derivative and cash sales activities in Global Corporate Banking.

Operating expenses before impairment losses, provisions and charges

•	Operating expenses before impairment losses, provisions and charges were broadly flat, as we continue to absorb investment in business growth, regulatory compliance and project costs (including Banking Reform), and the continued enhancements to our digital channels. Our cost discipline has resulted in flat operating expenses for the last five quarters.

Total operating impairment losses, provisions and charges

•	Impairment losses on loans and advances were significantly lower at £66m, with retail and corporate loans performing well in a favourable economic environment. Retail Banking benefited from a £125m release in mortgage provisions as a result of the growth in house prices and the continued strong credit quality of the portfolio with lower write-offs and charges. Commercial Banking, Global Corporate Banking and Corporate Centre continued to perform well and also benefited from favourable market conditions, with releases of £65m arising from loan disposals and restructuring.

•	Provisions for other liabilities and charges were 83% higher at £762m, predominantly due to PPI provision charges of £450m and £95m, for 2015 and 2014, respectively. Other provisions include costs for non-PPI related conduct remediation and other operational loss provisions, restructuring charges and vacant property costs. It also included charges for UK Bank Levy and FSCS of £101m (2014: £74m) and £76m (2014: £91m), respectively.

Profit before tax

•	Profit before tax was 4% lower, adversely impacted by the PPI provision charge of £450m.

Tax on profit

•	The tax on profit increased 31% to £380m, with higher underlying profit and the disallowance of certain conduct provisions for tax purposes in 2015. This was partially offset by the reduction in the main corporation tax rate.

1.	See Appendix 1 for notes and definitions.
2.	See Appendix 1 for details of specific gains, expenses and charges in 2014.
3.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

Conduct remediation

•	When assessing the adequacy of our provision, we have applied the November 2015 FCA consultation paper to our current assumptions. This application has resulted in an additional £450m provision charge for Q4’15, which represents our best estimate of the remaining redress and costs. The additional provision is predicated on the probable two-year deadline by which customers would need to make their PPI complaints and the anticipated increase in claim volumes as a result of the finite claim period. In addition to this, we have incorporated the proposed rules and guidance in regard of the application of the Supreme Court judgment in Plevin v Paragon Personal Finance Limited.

The remaining provision for PPI redress and related costs amounted to £465m, which included £450m of additional provisions made for Q4’15. While we saw a reduction in PPI redress costs in the first half of the year, we have seen an increase in the third quarter in line with industry trends, with the fourth quarter remaining flat.

Although we are comfortable with our current position, we will continue to review our provision levels in respect of recent claims experiences and the observed impact of the two-year deadline.

•	Existing non-PPI related conduct provisions amounted to £172m, which included £43m of additional provisions taken in Q3’15 relating to wealth and investment products. The additional provisions were taken following the agreement of the revised approach to redressing portfolio and structured investment customers with the FCA. Outstanding non-PPI provisions relate predominantly to wealth and investment products.

2015 PRA stress test results

•	The latest PRA stress test results were released on 1 December 2015. We significantly exceeded the PRA’s stress test CET 1 threshold requirement of 4.5%, with a stressed CET 1 ratio of 9.5%. Additionally, we exceeded the leverage threshold requirement of 3.0%, with a stressed leverage ratio of 3.3%.

•	The PRA stress test focused on vulnerabilities in UK banks to increased global financial risks and lower global economic growth, particularly in developing markets. It also included a severe stress scenario for the UK property market, coupled with rising unemployment and the Bank of England bank rate remaining lower for longer. The outcome of the stress tests demonstrated our continuing resilience, robust balance sheet and credit strength.

2016 Outlook

•	We anticipate that the UK economy will remain supportive of our business and credit performance, but remain conscious of the recent market volatility from macro and geopolitical factors, uncertain prospects for policy interest rates and the upcoming UK referendum on EU membership.

•	We expect the Banking NIM for 2016 to decline further, from 1.80% at Q4’15. This is driven by increased lending market liquidity and resulting competitive pressures on new asset margins, as well as continued Standard Variable Rate (‘SVR’) attrition. Offsetting net interest income pressure, we see opportunities across all our customer business segments and are confident that with a full service commercial offering a 1|2|3 Current Account and Credit Card fee and cashback changes, we can drive strong fee income growth.

•	We expect our net mortgage lending to grow in line with the market and the decline in SVR mortgage balances to be slightly less than the net £8.1bn reduction in 2015. Furthermore, we expect mortgage credit impairments to remain broadly stable, from the cyclically low levels experienced in 2015.

•	We continue to work closely with regulators on developing our business model to comply with ring-fencing requirements and are submitting our near final plans to both the PRA and FCA on 29 January 2016. We expect to confirm our banking reform approach around our 2016 half-year results, keeping all stakeholders updated as we transition towards our new business model, following regulatory approval in principle.

•	Notwithstanding many potential headwinds in 2016, by focusing on loyalty and deeper relationships, maintaining the momentum in the Commercial Banking business, relentless focus on operational and digital excellence and strong balance sheet, we have the resilience and capabilities to sustain profitability and deliver on our refined strategy.

•	Since 31 December 2015, the trends evident in the business operating results have not changed significantly.

Summary of segmental balance sheet assets and liabilities [1]	31.12.15 £bn	31.12.14 £bn
Customer loans
Retail Banking	164.8	158.5
Commercial Banking	20.9	18.7
Global Corporate Banking [2]	5.5	5.2
Corporate Centre	7.4	8.3

Total customer loans	198.6	190.7

Other assets	82.8	85.3

Total assets	281.4	276.0

Customer deposits
Retail Banking	137.3	129.6
Commercial Banking	18.1	15.3
Global Corporate Banking	3.0	2.3
Corporate Centre	3.9	5.2

Total customer deposits	162.3	152.4

Medium Term Funding (‘MTF’)	50.4	51.5
Other liabilities	53.0	57.9

Total liabilities	265.7	261.8

Shareholders’ equity	15.3	13.9
Non-controlling interest [3]	0.4	0.3

Total liabilities and equity	281.4	276.0

Summarised consolidated capital, leverage, liquidity and funding [1]	31.12.15 £bn	31.12.14 £bn
Capital and leverage
CET 1 capital	10.0	9.8
Total qualifying regulatory capital	14.9	14.3
Risk Weighted Assets (‘RWAs’)	85.8	82.3

CET 1 capital ratio [4]	11.6%	11.9%
Total capital ratio [5]	17.4%	17.3%
PRA end point Tier 1 leverage ratio [4]	4.0%	3.8%

Liquidity
Liquidity Coverage Ratio (‘LCR’)	120%	110%
LCR eligible liquidity pool	38.7	39.5

Funding
Total wholesale funding	64.7	66.2
- of which with a residual maturity of less than one year	21.1	23.1
Liquid assets coverage of wholesale funding with a residual maturity of less than one year	183%	171%

1.	See Appendix 1 for notes and definitions.
2.	Previously referred to as Corporate & Institutional Banking, renamed to Global Corporate Banking.

3.	Non-controlling interest refers to other equity instruments issued by Santander UK plc and PSA Finance UK Limited (‘PSA cooperation’), a cooperation between Santander Consumer (UK) plc and Banque PSA Finance, S.A. (accounted for as a subsidiary). See Appendix 1.
4.	2015 CET 1 capital ratio and PRA end point Tier 1 leverage ratio excluding £450m PPI provision charge would have been 11.9% and 4.1%, respectively. See Appendix 1.
5.	2015 Total capital ratio of 17.4% was impacted by the transitional treatment of minority interests and grandfathering rules. If adjusted to Dec’14 basis, the ratio would have been 17.8%. See Capital and leverage section on page 9.

Balances

•	Customer loans grew £7.9bn to £198.6bn, with a net increase of £2.7bn in mortgage balances and £2.5bn in corporate lending balances. Consumer finance and other unsecured lending balances increased £3.6bn, of which £3.0bn related to the Consumer finance lending business.

•	Other assets, which consist largely of cash, derivatives, government securities, investment portfolios and joint venture assets, decreased by £2.5bn mainly due to a reduction in cash reflecting lower liquidity requirements.

•	Customer deposits increased £9.9bn to £162.3bn, as we focused on retaining and originating accounts held by more loyal customers. Retail Banking current account balances grew by £12.1bn to a total of £53.2bn, partially offset by lower savings balances. Commercial Banking deposits grew £2.8bn, through enhanced capabilities and building upon deeper customer relationships, while there was a decrease in Corporate Centre due to a rebalancing of the deposit base tenor.

•	The LDR reduced to 121% from 124% in 2014, mainly driven by the continued strong growth in retail current accounts and deposits in Commercial Banking and Global Corporate Banking.

Capital and leverage

•	The CET 1 capital ratio was 11.6%, from 11.9% at Dec’14, adversely impacted by the PPI provision of £450m. Excluding this impact, the CET 1 capital ratio would have been 11.9%. The PRA end point Tier 1 leverage ratio was 4.0%, from 3.8% at Dec’14, driven by the £750m Additional Tier 1 (‘AT1’) issuance in Jun’15.

•	The total capital ratio increased to 17.4%, driven by the £750m AT1 and $1.5bn Tier 2 issuances. This was partially offset by the decline in the CET 1 ratio, the adverse transitional impact of CRD IV Minority Interest and grandfathering rules, as well as the partial buy-back and calls of capital instruments in June and September 2015.

•	RWAs were up £3.5bn to £85.8bn, broadly in line with asset growth and reflecting the £2.5bn RWAs from the PSA cooperation being consolidated under Santander UK. This was partially offset by decreases in market and counterparty credit risk in Global Corporate Banking.

•	In September 2015, we issued $1.5bn of Tier 2 securities from Santander UK Group Holdings plc across two tranches: $1bn with coupon of 4.750%, 10 year maturity and $500m with coupon of 5.625%, 30 year maturity.

Liquidity and funding

•	The LCR eligible liquidity pool decreased £0.8bn to £38.7bn, reflecting lower liquidity requirements, largely due to the phasing of short-term funding and of medium-term maturities. Wholesale funding with a residual maturity of less than one year decreased £2.0bn to £21.1bn, reflecting changes in the maturity profile of our medium term funding. The LCR eligible liquidity pool significantly exceeded wholesale funding of less than one year, with a 183% coverage ratio.

•	2015 MTF issuance was c.£10.3bn (sterling equivalent) of which £7.1bn was senior unsecured debt. This included the first issuance of Santander UK Group Holdings plc senior unsecured debt, which took place in October 2015.

•	During 2015, we received further clarity regarding the total loss absorbing capacity (‘TLAC’) requirement and the minimum requirement for own funds and eligible liabilities (‘MREL’). We believe the most efficient way of meeting the majority of our requirements will be through the issuance of senior unsecured debt from our holding company, downstreamed to our operating company in a compliant form.

•	With no additional drawings made in 2015, total drawdowns of UK Treasury Bills under the Funding for Lending Scheme (‘FLS’) were £2.2bn.

•	In September 2015, Moody’s upgraded the long-term rating of Santander UK Group Holdings plc to Baa1. Following the period end, S&P upgraded Santander UK plc’s long-term credit outlook from negative to stable, following the Santander UK Group Holdings plc successful commencement of senior unsecured issuance. [1]

1.	See Appendix 1 for details on credit ratings for Santander UK Group Holdings plc and Santander UK plc.

Credit quality 1

31.12.15	Customer loans £bn	NPLs £m	NPL ratio %		NPL coverage %	Gross write-offs £m	Loan loss allowance £m
Retail Banking	164.8	2,373	1.44		32	212	762
Residential mortgages	152.8	2,252	1.47		19	40	424
Consumer finance and other unsecured lending	12.0	121	1.01		279	172	338
Commercial Banking	20.9	586	2.80		44	83	260
Global Corporate Banking	5.5	10	0.18		330	28	33
Corporate Centre	7.4	87	1.18		117	45	102

	198.6	3,056	1.54		38	368	1,157

31.12.14	Customer loans £bn	NPLs £m	NPL ratio %		NPL coverage %	Gross write-offs £m	Loan loss allowance £m
Retail Banking	158.5	2,573	1.62		34	273	881
Residential mortgages	150.1	2,459	1.64	[2]	24	68	579
Consumer finance and other unsecured lending	8.4	114	1.35		265	205	302
Commercial Banking	18.7	664	3.56		46	75	305
Global Corporate Banking	5.2	53	1.01		138	11	73
Corporate Centre	8.3	134	1.62		134	64	180

	190.7	3,424	1.80		42	423	1,439

•	The total NPL ratio of 1.54% continued to improve in 2015, with all loan books performing well in a favourable economic environment.

•	The Retail Banking NPL ratio decreased to 1.44%, as a result of lower mortgage non-performing loans and overall growth in retail assets.

•	The residential mortgages NPL ratio decreased to 1.47%, including Properties in Possession (‘PIPs’). The residential mortgages NPL ratio excluding PIPs was 1.44%, with impairment releases and the decrease in NPL and coverage ratios reflecting the continued good performance of the portfolio supported by low interest rates, rising house prices and the favourable economic environment.

•	The consumer finance and other unsecured lending NPL ratio decreased to 1.01% due to asset growth, mainly through the PSA cooperation.

•	The Commercial Banking NPL ratio decreased to 2.80%, with credit quality remaining strong. We continue to adhere to our prudent lending criteria as we grow lending.

•	The Global Corporate Banking NPL ratio decreased to 0.18%, due to the exit of a single loan of £49m and asset growth.

•	The Corporate Centre NPL ratio decreased to 1.18%, due to further loan disposals.

1.	See Appendix 1 for notes and definitions.
2.	Residential mortgages NPL ratio for Dec’15 includes PIPs. Prior periods have not been restated.

	31.12.15		31.12.14
Mortgage product and interest rate profile	£bn of total stock	% of total stock	£bn of total stock	% of total stock
Fixed rate	82.6	54	70.7	47
Variable rate	34.4	23	35.5	24
Standard Variable Rate	35.8	23	43.9	29

	31.12.15		31.12.14
Mortgage geographical distribution	£bn of total stock	% of total stock	£bn of total stock	% of total stock
East Anglia	4.9	3	4.9	3
London	35.6	23	33.5	22
Midlands	15.9	10	15.9	11
North and North West	15.8	10	16.0	11
Northern Ireland	4.0	3	4.3	3
Scotland	7.3	5	7.5	5
South East excluding London	44.8	30	43.4	29
South West and Wales	17.0	11	17.1	11
Yorkshire and Humberside	7.5	5	7.5	5

	31.12.15		31.12.14
Mortgage loan-to-value (‘LTV’)	% of new business flow	% of total stock	% of new business flow	% of total stock
Simple average	65	45	65	47
Up to 50%	16	40	17	36
>50-75%	41	42	43	44
>75-85%	27	10	23	11
>85-100%	16	6	17	6
>100%	—	2	—	3

•	The proportion of SVR loan balances and variable rate mortgages both decreased to 23% and fixed rate mortgages increased to 54%. This was driven by new business flows and consumer sentiment over expected future interest rate movements as well as the availability of competitively priced fixed rate products.

•	The mortgage borrower mix remained broadly unchanged in 2015, with the majority of total stock home movers and remortgagers, at 45% and 33% respectively. First-time buyers represented 19% of total stock and 3% was buy-to-let (‘BTL’). This was driven by an underlying stability in target market segments, product pricing and distribution strategy.

•	We maintained our prudent lending criteria, with an average LTV of 65% on new lending. Our lending with an LTV of over 85% accounted for 16% of the new business flow.

•	Stock LTV at 45% broadly unchanged, supported by house price increases and the improving economic environment, facilitating capital repayments by borrowers.

•	The lending profile of the portfolio represents a diverse geographical footprint across the UK, while continuing to reflect a concentration around London and the South East.

•	Average loan size for new business has increased in line with the overall rise in house prices, at £186,000 for the UK overall, £248,000 for the South East including London and £136,000 for the rest of the UK. The loan-to-income multiple [1] of mortgage lending in 2015 was 3.10 (Dec’14: 3.11).

1.	Average earnings multiple of new business at inception in the years ending 31 December 2015 and 31 December 2014.

Retail Banking

Retail Banking offers a wide range of products and financial services to individuals and small businesses (with less than two directors, owners or partners) through a network of branches and ATMs, as well as through telephony, digital, mobile and intermediary channels. Retail Banking also includes Santander Consumer Finance, predominantly a vehicle finance business.

Summary income statement	FY’15 £m	FY’14 [1] £m	Change %
Net interest income	2,985	2,947	1
Non-interest income [2]	521	560	(7)

Total operating income	3,506	3,507	—

Operating expenses before impairment losses, provisions and charges	(1,783)	(1,753)	2
Impairment losses on loans and advances	(76)	(187)	(59)
Provisions for other liabilities and charges	(727)	(395)	84
- of which PPI	(450)	(95)	374

Profit before tax	920	1,172	(22)

Income statement analysis

•	Net interest income increased slightly to £2,985m, driven by management focus on reducing the cost of retail liabilities, the commencement of the PSA cooperation and increased lending. This was partially offset by reduced mortgage stock margins and new lending margin pressures.

•	Non-interest income decreased 7%, reflecting lower net banking fee income through overdraft fees.

•	Operating expenses before impairment losses, provisions and charges rose slightly year-on-year predominantly due to the commencement of the PSA cooperation. Continued investment in the growth of the business, digital enhancements and regulatory compliance costs were offset by network efficiencies.

•	Impairment losses on loans and advances decreased to £76m, mainly due to a release of £125m in mortgages driven by the growth in house prices and the continued strong credit quality of the portfolio with lower write-offs and charges. The loan loss rate continued to fall and was 0.05% (2014: 0.12%).

•	Provisions for other liabilities and charges increased to £727m, and include an additional PPI provision of £450m taken for Q4’15.

Balances	31.12.15 £bn	31.12.14 £bn
Customer loans	164.8	158.5
- of which mortgages	152.8	150.1
- of which consumer finance	6.3	3.3
- of which other unsecured lending	5.7	5.1
RWAs	42.4	38.4
Customer deposits	137.3	129.6
- of which savings	70.3	73.8
- of which current accounts	53.2	41.1

•	Mortgage net lending was £2.7bn, with the total stock balance up at £152.8bn. This was driven by strong approval volumes and mortgage retention, with c.80% of maturities retained on new Santander UK mortgages, offsetting the SVR attrition of £8.1bn (2014: £8.4bn).

•	Consumer finance balances increased to £6.3bn, driven by the PSA cooperation commencement. Other unsecured lending balances, which include bank overdrafts, unsecured personal loans (‘UPL’), and credit cards, increased 12% in line with the 1|2|3 World loyalty strategy.

•	The increase in RWAs largely reflected the commencement of the PSA cooperation, accounting for £2.5bn of RWAs being consolidated under Santander UK, and growth in mortgages.

•	Customer deposits increased £7.7bn as current account balances continued to grow strongly, mainly through our 1|2|3 Current Account which was the main driver of a net inflow of £12.1bn in current account balances. This was partially offset by lower demand for savings products with balances reducing £3.5bn.

•	Retail Banking deposit spread was (0.63)% (Dec’14: (0.76)%). [3]

1.	See Appendix 1 for details on the transfer pricing refinement.
2.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
3.	Retail Banking customer deposit spreads against the relevant swap rate or LIBOR. Retail Banking customer deposits include savings and bank accounts for personal and business banking customers.

Business volumes [1]	FY’15	FY’14
Mortgage gross lending	£26.5bn	£26.3bn
Mortgage net lending	£2.7bn	£2.0bn
Consumer finance gross lending	£2,958m	£1,609m
Consumer finance net lending	£526m	£158m
Other unsecured net lending	£567m	£765m

•	Mortgage gross lending was £26.5bn, with applications up 5% over the year, while we helped 30,900 first-time buyers (£4.5bn of gross lending) purchase their new home. Interest-only mortgage balances decreased £1.8bn to £55.1bn (Dec’14: £56.9bn) while BTL mortgage balances increased £1.9bn to £5.0bn (Dec’14: £3.1bn).

•	We have continued to build our BTL book, which represents 3% of our total mortgage book, focusing on non-professional landlords, as this segment is more closely aligned with residential mortgages, and also accounts for the majority of the BTL market. In 2015, we completed 12,700 BTL mortgages, representing 10% of new business flow, at an average LTV of 70%.

•	Consumer finance gross lending was £2,958m and net lending £526m, driven by increases in new car registrations and an expansion in business streams, including motorbikes and leisure vehicles. Excluding the PSA cooperation, gross lending was £1,711m and net lending £151m.

•	Other unsecured net lending down £198m, with continued strong growth in 1|2|3 Credit Card balances more than offset by lower UPL lending in the more competitive market environment.

Business development

•	1|2|3 World continues to transform our customer profile, building deeper, more durable and more valuable relationships: 96% of 1|2|3 Current Account holders have a primary banking relationship (vs. 46% for our non-1|2|3 Current Account); on average 1|2|3 World customers hold 2.2 products (vs. 1.5); and average liabilities (banking and savings) held by 1|2|3 Current Account holders are 5.3x [2] higher than for non-1|2|3 Current Account customers.

•	In September 2015, we announced changes to the 1|2|3 Current Account and the 1|2|3 Credit Card. We thought long and hard about these changes, the first since the launch of the products, and have made them in response to continuing challenges in the market and the ‘low for longer’ bank rate environment. The fee changes are effective from January 2016 with the 1|2|3 World Current Account fee increasing from £2 per month to £5 per month, and the credit card fee from £24 annually to £3 per month, with a cap on cashback of £9 per month.

We are still in the early stages of knowing the real impact of the fee and cashback changes on customer acquisition, loyalty and satisfaction. The core terms of the 1|2|3 World Current Account and the 1|2|3 Credit Card have not changed and both remain leading products which offer significant value.

•	We are growing our Wealth Management business, building on existing foundations, to provide an innovative proposition that improves customer loyalty. During 2015, we established a Financial Planning service and now offer investment advice to customers, on a range of products via our branch network.

•	In September 2015, we withdrew from the UK government’s Help to Buy scheme but continue to offer mortgages with an LTV of over 90% under the same terms, due to the good performance of Help to Buy mortgages and reflecting the healthy market for customers with smaller deposits.

•	We continue to invest in digital technology and have made a number of improvements in our digital platforms. In July 2015, we were one of the first UK banks to adopt the Apple Pay service, launched new apps such as ‘Spendlytics’ (which now includes touch ID) and ‘KiTTi’, and an online mortgage decision ‘in principle’ tool. In August 2015, as part of our ‘Go Smart’ programme, we introduced tablets into our branch network to enhance the customer experience.

•	We gained an average of 1,500 new active mobile users every day, and in Q4’15 34% of our mortgages were retained online and as of December 2015, 31% of total openings of current accounts and 51% of credit cards were made through digital channels. In 2015 we continued to focus on digital developments, in particular security, new services, increased functionality across platforms and devices, a single consolidated account view for each customer and consolidation of our credentials processes facilitating digital access and re-access for customers.

1.	Gross and net lending figures exclude any assets purchased or transferred during the year.
2.	Average account balances are combined savings and banking liability balances.

Commercial Banking

Commercial Banking offers a wide range of products and financial services to customers through a network of regional Corporate Business Centres (‘CBCs’) and through telephony and digital channels. The management of our customers is organised according to their annual turnover (£250,000 to £50m for SMEs, and £50m to £500m for mid corporates), enabling us to offer a differentiated service to SMEs and mid corporate customers.

Summary income statement	FY’15 £m	FY’14 £m	Change %
Net interest income	460	373	23
Non-interest income [1]	109	89	22

Total operating income	569	462	23

Operating expenses before impairment losses, provisions and charges	(332)	(297)	12
Impairment losses on loans and advances	(39)	(92)	(58)
Provisions for other liabilities and charges	(24)	(12)	100

Profit before tax	174	61	185

Income statement analysis

•	Net interest income increased 23%. This was a result of continued growth in customer loans and an improvement in deposit margins through the enhanced franchise and broader range of services.

•	Non-interest income increased 22%, driven by improved levels of banking fees, international payment income, interest rate management income and lending fees. International payment income and online banking (‘Connect’) fees increased strongly, up 41% on 2014. These increases were driven by our expanded footprint and improved productivity across our platform.

•	Operating expenses before impairment losses, provisions and charges rose 12%, reflecting the investment in our expanded footprint and network of CBCs.

•	Impairment losses on loans and advances decreased to £39m, due to improvement in the quality of the loan book and releases driven by loan disposals and restructurings. This was supported by our cautious lending policy and the favourable economic environment, with a loan loss rate of 0.19% (2014: 0.52%).

•	Provisions for other liabilities and charges increased to £24m, predominantly due to the absence of conduct provision releases made in 2014.

Balances	31.12.15 £bn	31.12.14 £bn
Customer loans	20.9	18.7
- of which SMEs	13.6	12.6
- of which mid corporate	7.3	6.1
RWAs	20.9	19.9
Customer deposits	18.1	15.3

•	Customer loans increased 12% to £20.9bn, maintaining a positive momentum despite an increasingly competitive and challenging market. RWAs increased in line with customer loan growth.

•	We continued to attract deposit balances through our strong customer relationships, supported by an expanded product range and our enhanced banking platform.

Business volumes and flows	FY’15	FY’14
New facilities	£9.0bn	£7.9bn
Bank account openings	7,890	7,570
Online banking (‘Connect’) active users	25,120	21,810

•	New facilities increased 14% to £9.0bn, with increases across most portfolios as a result of our expanded network of Relationship Managers (‘RM’), more comprehensive suite of products and services and leveraging our expertise in international and structured finance.

•	Bank account openings showed continued growth, increasing 4% to 7,890, driven by our expanded footprint. There was a continuation in the pickup of our corporate banking platform ‘Connect’, with active users increasing 15% in the last year.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

Business development

•	We are seeing a strong increase in productivity across our platform, utilising the broader product suite and expanded footprint we have in place, including 726 RMs and 70 CBCs at Dec’15. As part of this expanded footprint, new RMs are building business portfolios and will follow our established productivity maturity curve. Their portfolios and returns are expected to increase substantially, reflecting what we have already achieved in our more mature CBCs.

•	The new platforms developed specifically for corporates, building on the expertise and presence of the wider Banco Santander group, allow us to offer an enhanced product suite to customers. Through our ‘Connect’ platform, Trade Portal and Trade Club and the Santander Passport service, and with the extensive network provided by the Banco Santander group, we can offer a broad range of international financial services to our corporate customers.

•	Our pioneering Breakthrough programme continues to support SME growth across the UK. Through the range of services, workshops and MasterClass programmes we can offer to businesses, SMEs are provided with the knowledge, connections and finance to grow and succeed. The programme has held 128 International Round Table events for more than 1,700 companies, provided 5 Iconic Master Classes with companies including Jaguar Land Rover, Saatchi Masius and McLaren for 79 fast-growth SMEs in 2015, and taken 40 SME businesses on trade missions to major international markets such as Spain, Poland, Mexico, the UAE and the USA. To help UK businesses find the right people to help them grow, we have part funded 2,500 internships and work placements.

Also, our Breakthrough Growth Capital team assisted 33 businesses in accessing £157m of facilities, helping to create over 2,000 jobs. Since the inception of the Growth Capital team they have supported 73 companies with £254m of facilities, helping to create almost 4,000 jobs.

•	As part of the Breakthrough programme, this year we have launched a new £100m scheme targeted at SME housebuilders, to provide much needed support to an area of the market where access to finance is a primary constraint. The flexibility of the arrangements offered, in particular bullet repayment facilities, provide additional benefits to housebuilders at the smaller end of the market.

•	In October 2015, the Santander InnoVentures fund invested in the international payments firm Ripple Inc., which provides global financial settlement solutions and develops banking infrastructure technology to reduce settlement costs for banks.

Global Corporate Banking

In September 2015, as part of a rebrand across the Banco Santander group, Corporate & Institutional Banking (the UK segment of Santander Global Banking & Markets) was renamed Global Corporate Banking (‘GCB’), to reflect the build out of a corporate client franchise, and the refinement of the customer centred strategy.

GCB services corporate clients and financial institutions that, because of their size, complexity or sophistication, require specially tailored services or value-added wholesale products. It offers risk management and other value-added financial services to large corporates, with a turnover above £500m per annum, and financial institutions as well as to the rest of Santander UK’s businesses.

Summary income statement	FY’15 £m	FY’14 £m	Change %
Net interest income	72	75	(4)
Non-interest income [1]	307	300	2

Total operating income	379	375	1

Operating expenses before impairment losses, provisions and charges	(287)	(260)	10
Impairment releases on loans and advances	13	4	225
Provisions for other liabilities and charges	(14)	(9)	56

Profit before tax	91	110	(17)

Income statement analysis

•	Net interest income was down 4% at £72m, with ongoing demand for project and acquisition finance, syndicated loans, transactional services and factoring products mostly offset by margin compression.

•	Non-interest income remained broadly flat at £307m, with increased revenues from our derivative and cash sales activities, offset by lower demand in some market making activities.

•	Operating expenses before impairment losses, provisions and charges increased 10% to £287m. This was mainly due to our investment in developing transactional, interest rate, foreign exchange and fixed income capabilities, transfer of a number of sales functions to London from Madrid in 2014, as well as the associated costs from related controls, systems and processes.

•	Impairment losses on loans and advances benefitted from several releases reflecting loan disposals and restructurings.

•	Provisions for other liabilities and charges increased to £14m, due to an increase in the UK Bank Levy.

Balances	31.12.15 £bn	31.12.14 £bn
Customer loans	5.5	5.2
RWAs	15.4	16.8
Customer deposits	3.0	2.3

•	Customer loans increased to £5.5bn, driven by refinancing and origination activities related to syndicated loans, project and acquisition finance and transactional services.

•	RWAs decreased 8% in the year, due to decreases in market and counterparty credit risk. RWAs attributable to customer loans equated to £7.8bn (Dec’14: £7.7bn).

•	Customer deposits increased to £3.0bn, as we continued to attract deposit balances where we have strong customer relationships.

Business development

•	We continue to develop our larger corporate and institutional client franchise and our product offering in banking and capital markets. We anticipate a further two years of investment in order to complete a service offering complementary to the one we now have in place for our smaller corporate customers. We are starting to see some revenue momentum from the investment in service capability of our core banking services, which is encouraging.

•	We continue to focus the business mix on core banking activities, such as global transaction banking, Debt Capital Markets (‘DCM’) solutions, supply chain finance, cash management and private placement capabilities in order to offer products our customers require.

•	In conjunction with Commercial Banking, we have developed a digital foreign exchange platform, ‘Santander Flame’. This platform allows our customers to execute and manage their foreign exchange risk in one place with the capability to access the platform on the move.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

Corporate Centre

Corporate Centre predominantly consists of the non-core corporate and treasury legacy portfolios. Corporate Centre is also responsible for managing capital and funding, balance sheet composition and structure and strategic liquidity risk. The non-core corporate and treasury legacy portfolios are being run-down and/or managed for value.

Summary income statement	FY’15 £m	FY’14 [1] £m	Change %
Net interest income	58	39	49
Non-interest income [2]	61	87	(30)

Total operating income	119	126	(6)

Operating expenses before impairment losses, provisions and charges	(1)	(87)	(99)
Impairment releases on loans and advances	36	17	112
Provisions for other liabilities and charges	3	—	n.m.

Profit before tax	157	56	180

Income statement analysis

•	Net interest income increased to £58m, reflecting the improved funding cost.

•	Non-interest income decreased to £61m, as mark-to-market movements in debt issuance and other portfolios are effectively hedged in line with Santander UK’s risk management policies.

•	Operating expenses before impairment losses, provisions and charges remained flat, excluding the £86m of specific charges incurred in H1’14 and outlined in Appendix 1.

•	Impairment losses on loans and advances benefitted from provision releases in the non-core portfolio as a result of asset disposals and repayments.

•	Provisions for other liabilities and charges benefitted from releases in the year relating to loan disposals.

Balances	31.12.15 £bn	31.12.14 £bn
Non-core customer loans	7.4	8.3
- of which Social Housing	6.2	6.7
RWAs	7.1	7.2
Customer deposits	3.9	5.2

•	Non-core customer loans decreased 11%, due to the run-down of the non-core corporate and legacy portfolios as we successfully implemented our ongoing exit strategy from individual loans and leases.

•	RWAs remained broadly flat with the reduction in non-core customer loan exposures offset by an increased operational risk charge. RWAs attributable to non-core customer loans amounted to £1.5bn (Dec’14: £1.7bn).

•	Customer deposits decreased 25%, as we rebalanced the deposit base tenor.

1.	See Appendix 1 for details on the transfer pricing refinement.
2.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

Appendix 1 – Summarised consolidated quarterly trends

Summarised consolidated quarterly trends	Q4’15 £m	Q3’15 £m	Q2’15 £m	Q1’15 £m	Q4’14 £m
Net interest income	900	892	898	885	890
Non-interest income [1]	244	254	242	258	260

Total operating income	1,144	1,146	1,140	1,143	1,150

Operating expenses before impairment losses, provisions and charges	(604)	(598)	(599)	(602)	(600)

Impairment (losses) / releases on loans and advances	(14)	5	(4)	(53)	(18)
Provisions for other liabilities and charges	(608)	(57)	(79)	(18)	(144)
- of which PPI	(450)	—	—	—	(30)

Total operating impairment losses, provisions and charges	(622)	(52)	(83)	(71)	(162)

Profit / (loss) before tax	(82)	496	458	470	388

Tax on profit / (loss)	(73)	(112)	(102)	(93)	(85)

Profit / (loss) after tax for the period	(155)	384	356	377	303

Banking NIM	1.80%	1.80%	1.85%	1.87%	1.85%

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

Appendix 1 – Notes

•	Acquisition of PSA Finance UK Limited

On 3 February 2015, the Santander UK group through Santander Consumer (UK) plc (‘SCUK’) entered into an agreement with Banque PSA Finance, S.A. (‘BPF’), the auto finance unit of Group PSA Peugeot Citroën, to purchase 50% of the shares of PSA Finance UK Limited (‘PSA’). SCUK and BPF have set up a cooperation to offer a range of consumer finance and insurance products and services for individuals, businesses and distribution networks in the automotive industry. The aggregate net consideration paid by SCUK for the shares was £109m. PSA Finance UK Limited has been consolidated as Santander UK has control over PSA through its ability to direct the activities that most significantly affect SCUK’s returns. For further details on the acquisition, refer to the Santander UK Group Holdings plc 2015 Half Yearly Financial Report.

•	Adjusted figures and ratios

The financial results for 2015 and 2014 include conduct remediation charges, both PPI and non-PPI. With other non-PPI provision charges for both years of similar magnitude, only the PPI provision charges were deemed to be material in understanding the underlying operating trends of the business.

Relevant figures and ratios for 2015 and 2014, which aid review of the business and operational results, have been adjusted for the £450m and £95m of PPI provision charges, respectively, and are outlined in the tables below:

	FY’15	FY’14
	£m	£m
Profit before tax	1,342	1,399

Adjust for: PPI provision charge	(450)	(95)
Adjusted profit before tax	1,792	1,494

CET 1 capital ratio [1]	31.12.15 £m	31.12.14 £m
Core Equity Tier 1 capital (A)	9,991	9,756
Adjust for: PPI provision charge after tax and dividend paid	258	37

Adjusted Core Equity Tier 1 capital (B)	10,249	9,793

Risk Weighted Assets (C)	85,826	82,309

Adjusted CET 1 capital ratio(B/C)	11.9%	11.9%
CET 1 capital ratio (A/C)	11.6%	11.9%

PRA end point Tier 1 leverage ratio [2]	31.12.15 £m	31.12.14 £m
End-point Tier 1 capital (A)	11,536	10,556
Adjust for: PPI provision charge after tax and dividend paid	258	37

Adjusted end-point Tier 1 capital (B)	11,794	10,593

Regulatory exposure (C)	284,953	276,296

Adjusted PRA end point Tier 1 leverage ratio(B/C)	4.1%	3.8%
PRA end point Tier 1 leverage ratio (A/C)	4.0%	3.8%

1.	For the definition of CET 1 capital ratio see Appendix 1 - Definitions. Adjusted CET 1 capital ratio is calculated in the same manner as CET 1 capital ratio except that the profit attributable to equity holders of the parent is adjusted to remove the impact of the after tax PPI provision charges and the 50% deduction for ordinary dividend payment (cumulative for both periods in 2015).
2.	For the definition of PRA end point Tier 1 leverage ratio see Appendix 1 - Definitions. Adjusted PRA end point Tier 1 leverage ratio is calculated in the same manner as PRA end point Tier 1 leverage ratio except that the profit attributable to equity holders of the parent is adjusted to remove the impact of the after tax PPI provision charges and the 50% deduction for ordinary dividend payment (cumulative for both periods in 2015).

•	Bacs (previously Payments Council) – Current Account Switch Service (‘CASS’) guarantee

On 16 September 2013, Bacs (previously Payments Council) launched CASS. The service is free-to-use for consumers, small charities, small businesses and small trusts, and is designed to make switching current accounts from one bank or building society to another, simpler, reliable and hassle-free, thus removing customers’ perceived barriers to switching. The new service is backed by a customer guarantee and aims to increase competition in the high street, support the entry of new banks in the current account marketplace and give customers greater choice if they want to switch.

The published Bacs branded data referenced is for switches completing between 1 July 2014 and 30 June 2015 and shows Santander UK gained 306,700 switchers, with a net gain of 219,300. The branded data is published six months in arrears. Bacs data for the industry shows 2,313,450 full switches were completed between 16 September 2013 and 31 December 2015. Santander UK management information identifies 610,550 full switchers in the same period, representing approximately one-in-four full switches.

•	Corporate lending (Commercial Banking and Global Corporate Banking)

Total lending to corporates is defined as the combined lending of Commercial Banking and Global Corporate Banking.

31.12.15	Customer loans £bn	NPLs £m	NPL ratio %	NPL coverage %	Gross write-offs £m	Loan loss allowance £m
Commercial Banking	20.9	586	2.80	44	83	260
Global Corporate Banking	5.5	10	0.18	330	28	33

Total corporate lending	26.4	596	2.26	49	111	293

31.12.14	Customer loans £bn	NPLs £m	NPL ratio %	NPL coverage %	Gross write-offs £m	Loan loss allowance £m
Commercial Banking	18.7	664	3.56	46	75	305
Global Corporate Banking	5.2	53	1.01	138	11	73

Total corporate lending	23.9	717	3.01	53	86	378

Corporate loan loss rate was 0.10% for 2015 (2014: 0.38%). This ratio is calculated as the rolling twelve months impairment charges of £26m (2014: £88m) divided by average loans and advances of £25.7bn (Dec’14: £23.1bn).

•	Corporate customer satisfaction

The Charterhouse UK Business Banking Survey is an ongoing telephone based survey designed to monitor usage and attitude of UK businesses towards banks. 17,000 structured telephone interviews are conducted each year among businesses of all sizes from new start-ups to large corporates with annual sales of £1bn. The data is based upon 5,423 interviews made in the year ending Sep’15 with businesses turning over £250k to £50m per annum and are weighted by region and turnover to be representative of businesses in Great Britain. Satisfaction is based on a five point scale (% Excellent / Very good). The competitor set included in this analysis is Barclays, RBS, HSBC, Lloyds, TSB and NatWest.

•	Credit ratings

The credit ratings for Santander UK Group Holdings plc and Santander UK plc are outlined in the table below:

	Santander UK Group Holdings plc				Santander UK plc
	Senior Unsecured	Tier 2	Additional Tier 1	Outlook	Senior Unsecured	Outlook	Short-term
S&P	BBB	BB+	B+	Stable	A	Stable	A-1
Fitch	A	A-	BB+	Positive	A	Positive	F-1
Moody’s	Baa1	Baa2	Ba2	Stable	A1	Stable	P-1

•	2013-2015 KPIs and targets

These KPIs were originally established at the end of 2012 on a Santander UK plc basis and set for the period 2013-15, based on the forecast and outlook we then had in place. All KPIs are presented as at 31 December 2015 and 31 December 2012. KPIs are based on spot balances calculated at these dates with the exception of the CIR, RoTE and customer satisfaction which are based on performance in the relevant period or year. Customer satisfaction is based on a rolling 12-month average calculated for the year ended 31 December 2015 and the year ended 31 December 2012.

•	2016-2018 KPIs and targets

These KPIs were established at the 2015 Banco Santander Investor Day and set for the period 2016-18, based on the forecast and outlook we then had in place. All KPIs are presented as at 31 December 2015. KPIs are based on spot balances calculated at these dates with the exception of the CIR, Fee income CAGR, RoTE, customer satisfaction and colleague engagement metrics, which are based on performance in the relevant period or year. Customer satisfaction is based on a rolling 12-month average calculated for the year ended 31 December 2015. The figure for people supported is the cumulative of 1 January 2016 to 31 December 2018. Loyal SME and Corporate customers includes business banking customers reported in the Retail Banking customer business segment.

•	Phasing and quantum of specific gains, expenses and charges in 2014

	Q4’14	Q2’14
	£m	£m
Pension gain	—	218
Investment costs	—	(98)

Included in administrative expenses	—	120

Software write-offs	—	(206)

Included in depreciation, amortisation and impairment	—	(206)

Property provisions	—	(50)
PPI conduct provisions	(30)	(65)
Non-PPI conduct provisions	(40)	(5)

Included in provisions for other liabilities and charges	(70)	(120)

•	As a result of defined benefit pension scheme changes that limit future entitlements and provide for the longer-term sustainability of our staff pension arrangements, a net gain of £218m arose in administrative expenses in Q2’14.

•	Also in Q2’14, following the implementation of our new digital platform and the completion of our product simplification programme, we made write-offs for the decommissioning of redundant systems and charged investment costs, totalling £304m. This included software write-offs of £206m charged to depreciation, amortisation and impairment, and investment costs of £98m relating to technology and digital capability build out, which cannot be capitalised and are therefore charged in administrative expenses. The software write-offs have reduced our future depreciation charges.

•	Provisions for other liabilities and charges were impacted by £190m in total across Q2’14 and Q4’14 in both property and conduct provisions. These included a £50m provision relating to the costs for our ongoing branch de-duplication programme. A further provision of £140m, including related costs, was taken for conduct remediation. Of this, £95m related to PPI, which followed a review of claims activity, indicating that claims were expected to continue for longer than originally anticipated. There was a net £45m charge related to other products, principally wealth and investments.

•	Retail customer satisfaction

The Financial Research Survey (‘FRS’) is a monthly personal finance survey of around 5,000 consumers prepared by the independent market research agency, GfK. The ‘Overall Satisfaction’ score refers to proportion of extremely and very satisfied customers across mortgages, savings, main current accounts, home insurance, UPLs and credit cards, based on a weighting of those products calculated to reflect the average product distribution across Santander UK and competitor brands. Data shown is for the twelve months ending 31 December 2015 and compared against twelve months ending data for the period as indicated. The competitor set included in this analysis for the 2015 target is Barclays, Halifax, HSBC, Lloyds Bank, TSB and NatWest. Advocacy will be measured from 2016, and refers to NPS scores across the same markets and with the same weightings applied as per the satisfaction data.

•	Transfer pricing refinement impact on Retail Banking and Corporate Centre segments

The internal UK transfer pricing mechanism used to calculate the cost and risks associated with funding and liquidity in each business segment was refined in Q4’15 for Retail Banking and Corporate Centre to reflect the current market environment and rates. The segmental analyses for Retail Banking and Corporate Centre have been adjusted for to reflect these changes for prior periods.

Appendix 1 – Non-IFRS measures

This document includes certain financial measures which are not accounting measures within the scope of IFRS. Such non-IFRS measures are defined as ones that measure historical or future financial performance, financial position or cash flows but which exclude or include amounts that would not be adjusted in the most comparable IFRS measures. Such measures are defined further in the footnotes that follow including, where relevant, reconciliations to the nearest IFRS measure. These non-IFRS measures are not a substitute for IFRS measures.

RoTE [1]	31.12.15 £m	31.12.14 £m
Profit attributable to equity holders of the parent (A)	914	1,070
Adjust for: PPI provision charge after tax	441	75

Adjusted profit attributable to equity holders of the parent (B)	1,355	1,145

Average ordinary shareholders’ equity (C)	13,390	12,518
Average goodwill and other intangible assets	(2,209)	(2,261)

Average tangible equity (D)	11,181	10,257

Adjust for: PPI redress and related costs	148	14

Adjusted tangible equity (E)	11,329	10,271

Return on ordinary shareholders’ equity (A/C)	6.8%	8.5%

Adjusted RoTE (B/E)	12.0%	11.1%
RoTE (A/D)	8.2%	10.4%

Banking net interest margin [2]	31.12.15 £m	31.12.14 £m
Net interest income (A)	3,575	3,434
Average interest earning assets (B)	232,918	225,501
Average customer assets (C)	195,529	188,850

Net interest margin (A/B)	1.53%	1.52%

Banking net interest margin (A/C)	1.83%	1.82%

LCR	31.12.15 £bn	31.12.14 £bn
Eligible liquidity pool	37.7	38.9

Asset inflows	1.5	1.0

Stress outflows:
Retail and commercial deposit outflows	(7.6)	(7.0)
Wholesale funding and derivatives	(16.3)	(19.0)
Contractual credit rating downgrade exposure	(5.9)	(7.3)
Drawdowns of loan commitments	(3.1)	(3.0)
Other	—	—

Total stress net cash outflows	(31.4)	(35.3)
Surplus	6.3	3.6

LCR [3]	120%	110%

1.	For the definition of RoTE see Appendix 1 - Definitions. Adjusted RoTE is calculated in the same manner as RoTE except that the profit attributable to equity holders of the parent is adjusted to account for the after tax PPI provision charges in 2015 and 2014. Management reviews adjusted RoTE/RoTE in order to measure the overall profitability of Santander UK and believes that presentation of these financial measures provides useful information to investors regarding Santander UK’s results of operations.
2.	For the definition of Banking NIM see Appendix 1 - Definitions. Management reviews Banking NIM in order to measure the overall profitability of Santander UK and believes that presentation of this financial measure provides useful information to investors regarding Santander UK’s results of operations.
3.	For the definition of LCR see Appendix 1 - Definitions. Santander UK monitored and managed the LCR ratio, as defined the relevant EU Delegated Act and updated PRA liquidity regime. The LCR remained in excess of 100% throughout the period.

Appendix 1 – Definitions

•	‘1|2|3 World’ is the marketing name for a suite of products offering customers a range of benefits such as cashback and tiered interest, preferential rates on mortgages and house insurance and special deals. The products include the 1|2|3 Current Account, the 1|2|3 Credit Card, and additional current accounts tailored to specific stages in a person’s life, such as the 1|2|3 Mini (for children, in Trust), Student, Graduate, and Postgraduate accounts. The aim of 1|2|3 World products is to attract and retain customers (i.e. improving customers’ loyalty and longevity), and to increase the number and type of transactions customers undertake with us, by offering benefits for doing so.

•	A ‘1|2|3 World customer’ holds one or more 1|2|3 products. Trustees are not classed as 1|2|3 World customers. Also excludes automatic upgrade of accounts as part of product simplification.

•	‘Banking NIM’ is calculated as net interest income divided by average customer loans.

•	‘CET 1 capital’ is the CRD IV end point Common Equity Tier 1 capital and is calculated in accordance with the CRD IV implementation rules as per the PRA Policy Statement PS7/13. The ‘CET 1 ratio’ is calculated as CET 1 capital divided by RWAs.

•	‘Corporates’ include SMEs with an annual turnover of between £250,000 and £50m, mid corporate customers between £50m and £500m and large corporate customers above £500m.

•	‘Customer funding gap’ is calculated as customer loans less customer deposits.

•	‘Distributable items’ are equivalent to distributable profits under the Companies Act 2006.

•	‘Dividend payout ratio’ is calculated as equity dividend declared as a percentage of earnings attributable to ordinary shareholders (profit after tax less payment of dividend on equity accounted instruments and non-controlling interest). Dividend declared can be lower than target pay-out ratio of 50% for timing reasons. The payment of each dividend is subject to regulatory approval.

•	‘Large corporates’ are enterprises which have a turnover above £500m per annum.

•	The LCR is designed to ensure that banks maintain adequate levels of high quality assets against net cash outflows over a 30-day significant stress period, as defined by the relevant EU Delegated Act and updated PRA liquidity regime. We report on a single liquidity sub-group (‘DolSub’) basis, which comprises Santander UK plc and its subsidiaries Abbey National Treasury Services plc and Cater Allen Ltd.

•	‘LCR eligible liquidity pool’ are assets eligible for inclusion in the LCR as high quality liquid assets.

•	‘Liquid assets coverage of wholesale funding of less than one year’ is calculated as eligible liquidity pool divided by wholesale funding with a residual maturity of less than one year.

•	‘Loan loss rate’ is a rolling twelve months impairment charge on loans and advances divided by average loans and advances.

•	LDR is calculated as loans and advances to customers (excluding reverse repos) divided by deposits by customers (excluding repos).

•	‘Loan-to-income multiple’ is an average earnings multiple of new business at inception.

•	‘Loyal customers’ are primary banking current account customers (those who have a minimum credit turnover of at least £500 per month and at least two direct debits on the account) who hold an additional product.

•	‘Mid corporates’ are enterprises which have a turnover of between £50m and £500m per annum.

•	‘Mortgage’ or ‘mortgages’ refers to residential retail mortgages only and excludes social housing and commercial mortgage assets.

•	‘Mortgage retention’ is applied to mortgages four months post-maturity and is calculated as a twelve-month average of retention rates.

•	‘MTF’ is medium term funding at a sterling equivalent value. MTF consists of senior debt issuance, asset-backed issuance (including securitisation and covered bond issuance) and structured issuance (including firm financing repurchase agreements). MTF excludes any collateral received as part of the Bank of England and HM Treasury’s Funding for Lending Scheme (‘FLS’).

•	‘n.m.’ signifies percentage change is not meaningful.

•	‘NPL coverage’ is calculated as impairment loss allowances divided by non-performing loans and advances.

•	‘NPL ratio’ is calculated as non-performing loans as a percentage of loans and advances to customers.

•	‘PRA end point Tier 1 leverage ratio’ is the CRD IV end point Tier 1 capital divided by exposures as defined by the European Commission Delegated Regulation 2015/62 of October 2014.

•	‘RoTE’ is calculated as profit after tax attributable to equity holders of the parent, divided by average shareholders’ equity less non-controlling interests, other equity instruments and average goodwill and other intangible assets.

•	‘Santander UK’ refers to Santander UK Group Holdings plc and its subsidiaries.

•	‘Select customers’ have a monthly credit turnover of £5k, savings, banking and investments worth £75k or properties worth a minimum of £500k. ‘Affluent customers’ have a monthly credit turnover of £4k-5k, savings, banking and investments worth £25k-75k or properties worth £350k-500k.

•	‘SME’ is small and medium enterprises with a turnover of between £250,000 and £50m per annum.

•	‘Total wholesale funding’ comprises the sum of all outstanding debt securities, structured issuance (including firm financing repurchase agreements), subordinated debt and capital issuance and non-customer deposits. Total wholesale funding excludes any collateral received as part of the FLS.

•	‘Wholesale funding with a residual maturity of less than one year’ has a residual maturity of less than one year at the balance sheet date.

Appendix 2 – Income statement and balance sheet

The information contained in this Quarterly Management Statement, and this Appendix, is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

The information contained in this Appendix has been prepared in accordance with Santander UK’s previously stated accounting policies described in its Annual Report for the year ended 31 December 2014.

Summarised consolidated income statement	FY’15 £m	FY’14 £m
Net interest income	3,575	3,434
Non-interest income [1]	998	1,036

Total operating income	4,573	4,470

Operating expenses before impairment losses, provisions and charges	(2,403)	(2,397)

Impairment losses on loans and advances	(66)	(258)
Provisions for other liabilities and charges	(762)	(416)

Total operating impairment losses, provisions and charges	(828)	(674)

Profit before tax	1,342	1,399
Tax on profit	(380)	(289)

Profit after tax for the year	962	1,110

Summary of segmental balance sheet assets and liabilities	31.12.15 £bn	31.12.14 £bn
Customer loans
Retail Banking	164.8	158.5
Commercial Banking	20.9	18.7
Global Corporate Banking	5.5	5.2
Corporate Centre	7.4	8.3

Total customer loans	198.6	190.7
Other assets	82.8	85.3

Total assets	281.4	276.0

Customer deposits
Retail Banking	137.3	129.6
Commercial Banking	18.1	15.3
Global Corporate Banking	3.0	2.3
Corporate Centre	3.9	5.2

Total customer deposits	162.3	152.4
Medium term funding	50.4	51.5
Other liabilities	53.0	57.9

Total liabilities	265.7	261.8

Shareholders’ equity	15.3	13.9
Non-controlling interest	0.4	0.3

Total liabilities and equity	281.4	276.0

Summarised consolidated capital	31.12.15 £bn	31.12.14 £bn
Capital – CRD IV
Total qualifying regulatory capital	14.9	14.3
Risk Weighted Assets (‘RWAs’)	85.8	82.3
Total capital ratio	17.4%	17.3%

Distributable items (CRR / CRD IV)	4.2	N/A

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

Appendix 3 – Supplementary consolidated information for Santander UK plc and its controlled entities

Santander UK plc is the principal subsidiary of Santander UK Group Holdings plc. The consolidated income statement, balance sheet and capital for Santander UK plc and its controlled entities are shown below.

The information contained in this Appendix is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’. The information contained in this Appendix has been prepared in accordance with Santander UK plc’s previously stated accounting policies described in the Annual Report for the year ended 31 December 2014 filed on form 20-F.

Summarised consolidated income statement	FY’15 £m	FY’14 £m
Net interest income	3,575	3,434
Non-interest income [1]	998	1,036

Total operating income	4,573	4,470

Operating expenses before impairment losses, provisions and charges	(2,400)	(2,397)

Impairment losses on loans and advances	(66)	(258)
Provisions for other liabilities and charges	(762)	(416)

Total operating impairment losses, provisions and charges	(828)	(674)

Profit before tax	1,345	1,399
Tax on profit	(381)	(289)

Profit after tax for the year	964	1,110

Summary of segmental balance sheet assets and liabilities	31.12.15 £bn	31.12.14 £bn
Customer loans
Retail Banking	164.8	158.5
Commercial Banking	20.9	18.7
Global Corporate Banking	5.5	5.2
Corporate Centre	7.4	8.3

Total customer loans	198.6	190.7
Other assets	82.8	85.3

Total assets	281.4	276.0

Customer deposits
Retail Banking	137.3	129.6
Commercial Banking	18.1	15.3
Global Corporate Banking	3.0	2.3
Corporate Centre	3.9	5.2

Total customer deposits	162.3	152.4
Medium term funding [2]	50.4	51.5
Other liabilities	53.0	57.9

Total liabilities	265.7	261.8

Shareholders’ equity	15.6	14.2
Non-controlling interest	0.1	—

Total liabilities and equity	281.4	276.0

Summarised consolidated capital	31.12.15 £bn	31.12.14 £bn
Capital – CRD IV
Total qualifying regulatory capital	15.6	14.7
Risk Weighted Assets (‘RWAs’)	85.8	82.3
Total capital ratio	18.2%	17.9%

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.	Medium term funding includes downstreamed funding, in the form of loans that rank pari passu with existing senior unsecured liabilities, from Santander UK Group Holdings plc.

Management Statement for Santander UK Group Holdings plc and Banco Santander, S.A.

The results of Banco Santander, S.A. for the year ended 31 December 2015 are also released today and can be found at www.santander.com. The results of Santander UK are included within Banco Santander, S.A.’s financial statements on a Banco Santander reporting basis. The results of Santander UK differ from the United Kingdom as reported by Banco Santander, S.A., due to different accounting treatments, consolidation adjustments and the treatment of the Banco Santander, S.A. London Branch. The Banco Santander, S.A. London Branch is not part of Santander UK but is included in the Banco Santander, S.A. results for the United Kingdom.

Additional information about Santander UK and Banco Santander, S.A.

Banco Santander, S.A. (SAN.MC, STD.N, BNC.LN) is a retail and commercial bank, based in Spain, with a presence in 10 main markets. Santander is the largest bank in the euro zone by market capitalization. Founded in 1857, Santander had EUR 1.48 trillion in managed funds, 12,900 branches – more than any other international bank – and 191,500 employees at September 2015. It is the largest financial group in Spain and Latin America. It also has significant positions in the United Kingdom, Portugal, Germany, Poland and the northeast United States. In 9M’15 Santander made an attributable profit of EUR 5,106 million, 17% more than the previous year.

Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. The bank serves around 14 million active customers with 20,000 employees and operates through 857 branches and 70 regional Corporate Business Centres.

Banco Santander, S.A. has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK Group Holdings plc and Santander UK plc continue to have preference shares listed on the London Stock Exchange.

Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

Further information about Santander UK is available at the group’s website: www.aboutsantander.co.uk.

Disclaimer

Santander UK and Banco Santander, S.A. both caution that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this press release. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections and both Santander UK and Banco Santander, S.A. caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors on pages 321 to 340 of the Santander UK Group Holdings plc 2014 Annual Report. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK, Banco Santander, S.A. and/or their securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter.

Santander UK is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. In line with Santander UK’s usual practice, over the coming quarter it expects to meet with investors globally to discuss this Quarterly Management Statement, the results contained herewith and other matters relating to Santander UK.